UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   [ ] Form 10-K    [_] Form 20-F    [_] Form 11-K    [x] Form 10-Q
               [_] Form N-SAR

               For Period Ended: June 30, 2003
               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION Omega Ventures, Inc.
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Full Name of Registrant

AngelCiti Entertainment, Inc.
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Former Name if Applicable

9000 Sheridan Ave.
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Address of Principal Executive Office (Street and Number)

Pembroke Pines, FL 33204
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a) The reason described in reasonable detail in Part III of this
       |     form could not be eliminated without unreasonable effort or
       |     expense
       | (b) The subject annual report, semi-annual report, transition report
       |     on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
       |     thereof, will be filed on or before the fifteenth calendar day
   [X] |     following the prescribed due date; or the subject quarterly
       |     report or transition report on Form 10-Q, or portion thereof will
       |     be filed on or before the fifth calendar day following the
       |     prescribed due date; and
       | (c) The accountant's statement or other exhibit required by Rule
       |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)

The financial statements of the Company's majority-owned subsidiary are in the process of being completed and are needed to complete Registrant's filing. The Company does not have the financial resources to retain additional staff necessary to file its Form 10-QSB on its original due date.

SEC 1344 (02-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Lawrence Hartman                       (800)           230-2249
    ---------------------------------------- ----------- -----------------------
                      (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Registrant is a majority shareholder of an entity that now owns 100% of Registrant's former wholly-owned subsidiary. Registrant's financial statements are to be presented on a consolidated basis, which include their ownership interest in the former wholly owned subsidiary. Comparative figure for the same period of 2002 will include less than one full month of operations. Figures for the current year will reflect operations for the full three and six month period. Additionally, operating results for the quarter ending June 30, 2003 will include charges related to the payment of certain expenses with shares of Registrants majority owned subsidiary. Registrant's revenues and operating losses for the three month period ending June 30, 2003 were $200,989 and $4,390 respectively. Registrant's revenues and operating losses for the three months ending June 30, 2002 were $2,209,600 and $593,196 respectively.


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         Omega Ventures, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 2003                By:  /s/  Lawrence Hartman
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                                          Lawrence Hartman, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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